Exhibit 12

NewMarket Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Years Ended December 31
	2008	2007	2006	2005	2004
Earnings:
Pretax income from continuing operations before discontinued operations	$105,326	$100,424	$79,962	$33,798	$11,404
Interest expense (net)	12,046	11,557	15,403	16,849	18,254
Portion of rent expense representative of interest factor	6,713	6,097	5,787	5,636	6,438
Amortization of capitalized interest	233	251	346	1,144	1,515

Adjusted pretax income from continuing operations	$124,318	$118,329	$101,498	$57,427	$37,611

Fixed Charges:
Interest expense (before deducting capitalized interest)	$12,931	$12,124	$15,624	$16,970	$18,441
Portion of rent expense representative of interest factor	6,713	6,097	5,787	5,636	6,438

Total fixed charges	$19,644	$18,221	$21,411	$22,606	$24,879

Ratio of earnings to fixed charges	6.3	6.5	4.7	2.5	1.5